November 3, 2019

Garo H. Armen, Ph.D.
Chief Executive Officer and Chairman of the Board
Agenus Inc.
3 Forbes Road
Lexington, MA 02421

       Re: Agenus Inc.
           Registration Statement on Form S-3
           Filed October 25, 2019
           File No. 333-234333

Dear Dr. Armen:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed October 25, 2019

General

1. We note that there are outstanding comments on your Form 10-K for the fiscal year ended
       December 31, 2018. Please be advised that we will not be in a position to declare your registration statement on Form S-3 effective until all comments on your Exchange Act filing are resolved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Garo H. Armen, Ph.D.
Agenus Inc.
November 3, 2019
Page 2

       Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.



                                                         Sincerely,
FirstName LastNameGaro H. Armen, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameAgenus Inc.
                                                         Office of Life
Sciences
November 3, 2019 Page 2
cc:       Zachary R. Blume - Ropes & Gray LLP
FirstName LastName